Exhibit 8.1

SUBSIDIARIES OF THE REGISTRANT

The following list sets forth major subsidiaries of the registrant as of April 20, 2016.

1.	Hanwha SolarOne Investment Holding Ltd. (BVI)
2.	Hanwha Q CELLS Corp. (Korea)
3.	Hanwha Q CELLS America Inc. (United States)
4.	Hanwha Q CELLS Hong Kong Limited (PRC)
5.	Hanwha Q CELLS (Nantong) Co., Ltd. (PRC)
6.	Hanwha Q CELLS Canada Corp. (Canada)
7.	Hanwha Q CELLS (Qidong) Co., Ltd. (PRC)
8.	Hanwha Q CELLS Co., Ltd. (Shanghai) (PRC)
9.	Hanwha Q CELLS Technology Co., Ltd. (LYG) (PRC)
10.	Hanwha Solar Electric Power Engineering Co., Ltd. (PRC)
11.	Hanwha Q CELLS GmbH (Germany)
12.	Hanwha Q CELLS Malaysia Sdn. Bhd. (Malaysia)
13.	Hanwha Q CELLS Australia Pty Ltd. (Australia)
14.	Hanwha Q CELLS Chile SpA (Chile)
15.	Hanwha Q CELLS Güneş Enerjisi A.Ş (Turkey)
16.	Hanwha Q CELLS France s.a.s. (France)
17.	WSE Bradly Road Ltd. (Great Britain)
18.	Lodz Solar Sp. z.o.o. (Poland)